CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND PROVIDED

SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL

TREATMENT HAS BEEN REQUESTED BY RAIN THERAPEUTICS INC. WITH RESPECT TO THE

OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS

FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***].

April 9, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Torney
Brian Cascio
David Gessert
Laura Crotty

Re:	Rain Therapeutics Inc.
Registration Statement on Form S-1
File No. 333-254998

Ladies and Gentlemen:

On behalf of Rain Therapeutics Inc. (the “Company”), we submit this supplemental letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated February 24, 2021 (the “Initial Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on January 29, 2021, resubmitted to the Commission on March 5, 2021, and filed with the Commission on April 2, 2021 (the “Registration Statement”). This supplemental letter addresses comment 5 of the Initial Comment Letter.

Because of the commercially sensitive nature of certain information contained herein, this supplemental letter is accompanied by the Company’s request for confidential treatment for selected portions of this supplemental letter. The Company has filed separate correspondence with the Office of Freedom of Information and Privacy Act Operations in connection with its confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, we have enclosed a copy of the Company’s correspondence to the Office of Freedom of Information and Privacy Act Operations, as well as an unredacted copy of this supplemental letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

U.S. Securities and Exchange Commission

April 9, 2021

CONFIDENTIAL TREATMENT REQUESTED BY RAIN THERAPEUTICS INC.

For the convenience of the Staff, we have recited the prior comment from the Initial Comment Letter in italicized type and have followed the comment with the Company’s response.

5.     Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features.

The Company submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the shares of its common stock underlying its outstanding equity awards and the reasons for the difference between the recent valuations of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Price Range”) for its IPO. The Price Range does not reflect the impact of a reverse stock split of its common stock, which reverse stock split the Company anticipates will be effected prior to the effectiveness of the Registration Statement. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining as a privately held company or being sold in a change of control transaction.

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined through discussions among the board of directors of the Company (the “Board”), senior management of the Company and representatives of the underwriters. Among the factors that were considered in estimating the Price Range were the following:

•	the Company’s financial position and prospects;

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

U.S. Securities and Exchange Commission

April 9, 2021

CONFIDENTIAL TREATMENT REQUESTED BY RAIN THERAPEUTICS INC.

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	feedback from potential investors following “testing the waters” meetings; and

•	the recent performance of IPOs of companies in the industry in which the Company operates.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the lead underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual bona fide price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretations regarding the permissible parameters of a bona fide price range.

Summary of Recent Equity Awards

From January 1, 2020 to date, the Company has issued the following equity awards to its employees, consultants and members of its Board, all in the form of options to purchase shares of its common stock:

Grant date	Number of shares of common stock underlying equity awards	Exercise price per share of common stock		Black Scholes fair value per share of common stock for financial reporting purposes as of the grant date
February 28, 2020	259,000		$2.89	$	[***]
June 25, 2020	30,000		$2.89	$	[***]
November 2020	379,500	$	[***]	$	[***]
February 23, 2021	212,000		$4.76	$	[***]

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board as of the date of each option grant, with input from the Company’s management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional

U.S. Securities and Exchange Commission

April 9, 2021

CONFIDENTIAL TREATMENT REQUESTED BY RAIN THERAPEUTICS INC.

objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant, including:

•	the prices at which the Company sold shares of its common stock and preferred stock to third parties and existing investors;

•	the in-licensing of the Company’s product candidates;

•	the status of the Company’s clinical development of RAIN-32;

•	developments relating to the prosecution and issuance of patents related to RAIN-32;

•	the continued build-out of the Company’s management team;

•	external market conditions affecting, and the trends within, the pharmaceutical and biotechnology sectors;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the Company’s negative cash flows and its need for additional financing;

•	the lack of an active public market for shares of the Company’s common stock;

•	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar public companies in the pharmaceutical and biotechnology sectors.

The Company’s most recent third-party valuations of its common stock were prepared as of December 31, 2019, August 31, 2020 and December 31, 2020. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

December 2019 Valuation

An independent third-party valuation of the Company determined that the fair value of the Company’s common stock as of December 31, 2019 (the “December 2019 Valuation”) was $2.89 per share. The fair value of the Company’s common stock was estimated using the option-pricing method (the “OPM”). A probability weighted return method (the “PWERM”) was not utilized as the Company did not have imminent plans for an IPO. Under the OPM, the implied total equity value was calculated to be $[***] as value was allocated to each class of the Company’s shares. The marketable value per share of the Company’s common stock was determined to be $[***]. To account for the lack of access to an active public market, a discount for lack of marketability (“DLOM”) of [***]% was applied to the marketable value to arrive at the resulting weighted fair value of $2.89 per share of the Company’s common stock as of December 31, 2019.

U.S. Securities and Exchange Commission

April 9, 2021

CONFIDENTIAL TREATMENT REQUESTED BY RAIN THERAPEUTICS INC.

On February 28, 2020 and June 25, 2020, the Company granted options to purchase a total of 289,000 shares of common stock at an exercise price of $2.89 per share. The Board determined on each applicable grant date that any internal or external developments during the period from the December 2019 Valuation to June 25, 2020 did not warrant a change in the estimated fair value of the Company’s common stock when determining the exercise price of the options. As a result, the Board determined that an exercise price of $2.89 per share with respect to each grant made on February 28, 2020 and June 25, 2020 was appropriate.

August 2020 Valuation

An independent third-party valuation of the Company determined that the fair value of the Company’s common stock as of August 31, 2020 (the “August 2020 Valuation”) was $[***] per share. The fair value of the Company’s common stock was estimated using the PWERM. In addition, in the August 2020 Valuation, the enterprise value was adjusted to reflect the Company’s subsequent closing of its Series B Preferred Stock in September 2020 at a price of $5.97 per share (“Series B Financing”) by backsolving to the fully-diluted post Series B Financing capital structure. Under the PWERM, the equity value was calculated using two probability-weighted scenarios: (i) a going concern (stay-private) scenario using the OPM, weighted at 60%, and (ii) a scenario using the venture capital method, weighted at 40%. Under the stay-private scenario, the total implied equity value was calculated to be $[***] (or $[***] per share of the Company’s common stock) with a probability weighted marketable value per share of the Company’s common stock of $[***]. Under the venture capital method, the total implied equity value was calculated to be $[***] (or $[***] per share of the Company’s common stock) for a probability weighted marketable value per share of the Company’s common stock of $[***]. To account for the lack of access to an active public market, a DLOM of [***]% was applied to the combined weighted marketable value per share of $[***] to arrive at the resulting fair value of $[***] per share of the Company’s common stock on a non-marketable basis as of August 31, 2020.

On November 13, 2020, November 19, 2020 and November 20, 2020, the Company granted options to purchase a total of 379,500 shares of common stock at an exercise price of $[***] per share. The Board determined on each applicable grant date that any internal or external developments during the period from the August 2020 Valuation to November 20, 2020 did not warrant a change in the estimated fair value of the Company’s common stock when determining the exercise price of the options. As a result, the Board determined that an exercise price of $[***] per share with respect to each grant made on November 13, 2020, November 19, 2020 and November 20, 2020 was appropriate.

U.S. Securities and Exchange Commission

April 9, 2021

CONFIDENTIAL TREATMENT REQUESTED BY RAIN THERAPEUTICS INC.

December 2020 Valuation

An independent third-party valuation of the Company determined that the fair value of the Company’s common stock as of December 31, 2020 (the “December 2020 Valuation”) was $4.76 per share. The fair value of the Company’s common stock was estimated using the PWERM. Under the PWERM, the equity value was calculated using two probability-weighted scenarios: (i) a going concern (stay-private) scenario using the OPM, weighted at 60%, and (ii) an IPO scenario assuming an IPO as of [***], weighted at 40%. Under the stay-private scenario, the total implied equity value was calculated to be $[***] (or $[***] per share of the Company’s common stock) with a probability weighted marketable value per share of the Company’s common stock of $[***]. To account for the lack of access to an active public market in the stay-private scenario, a DLOM of [***]% was applied to the marketable value to arrive at the resulting weighted fair value of $[***] per share of the Company’s common stock. Under the IPO scenario, the total implied equity value was calculated to be $[***] (or $[***] per share of the Company’s common stock). The future common equity values under the potential future outcomes were then allocated to each class of the Company’s shares and discounted to the present value at an applicable discount rate ([***]% for shares of the Company’s common stock). Applying this discount rate resulted in a probability weighted marketable value per share of the Company’s common stock of $[***]. To account for the lack of access to an active public market in the IPO scenario, a DLOM of [***]% was applied to the marketable value to arrive at the resulting weighted fair value of $[***] per share of the Company’s common stock. Both probability weighted outcomes were combined to arrive at the resulting fair value of $4.76 per share of the Company’s common stock on a non-marketable basis as of December 31, 2020.

On February 23, 2021, the Company granted options to purchase a total of 212,000 shares of common stock at an exercise price of $4.76 per share. The Board determined on such grant date that any internal or external developments during the period from the December 2020 Valuation to February 23, 2021 did not warrant a change in the estimated fair value of the Company’s common stock when determining the exercise price of the options. As a result, the Board determined that an exercise price of $4.76 per share with respect to each grant made on February 23, 2021 was appropriate.

Difference between Recent Valuations Leading up to the IPO and Estimated Offering Price

•

The Company believes that the difference between the fair value of its common stock as of December 31, 2020 of $4.76 per share and the midpoint of the Price Range provided above of approximately $[***] per share of its common stock is the result of the following developments that occurred subsequent to December 31, 2020;

U.S. Securities and Exchange Commission

April 9, 2021

CONFIDENTIAL TREATMENT REQUESTED BY RAIN THERAPEUTICS INC.

•

the Company’s further advancement of its plans to initiate a Phase 3 clinical trial to evaluate RAIN-32 in patients with well-differentiated/de-differentiated liposarcoma, which the Company expects to initiate in the second half of 2021;

•	the Company’s further advancement of its plans to initiate a Phase 2 MDM2-amplified tumor-agnostic basket trial with RAIN-32, which the Company expects to initiate in the second half of 2021;

•	the Company’s further advancement of its plans to initiate a Phase 2 clinical trial to evaluate RAIN-32 in patients with intimal sarcoma, which the Company expects to initiate in by early 2022;

•	the additional progress made by the Company in identifying new applications for RAIN-32;

•	further advancement of the Company’s development of its RAD52 program; and

•

the additional progress made by the Company in its planned IPO, including holding “testing the waters” meetings with potential investors in reliance on Section 5(d) of the Act and the filing of the Registration Statement with the Commission on April 2, 2021. Based on feedback from these meetings, the Company has assessed that there is potential market demand for the Company’s securities and has estimated that the value of the Company’s securities, as determined by the public markets, would be at the midpoint of the price range.

In addition, the anticipated Price Range for this offering necessarily assumes that the IPO has occurred and that a public market for shares of the Company’s common stock has been created and, therefore, excludes any discount for lack of marketability of shares of the Company’s common stock, which was taken into account in the Company’s determination of the fair value of its common stock in all prior valuations.

Further, the Company expects to accrue as a result of becoming publicly traded through the IPO: (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO; (ii) an anticipated improved ability of the Company to raise capital through the sale of equity and debt securities going forward and at a lower expected cost of capital and with reduced borrowing costs, each as a result of being a publicly traded company; and (iii) the expected increased attractiveness of the Company’s common stock as a currency to raise capital, to compensate employees and for other strategic transactions.

Lastly, the anticipated Price Range assumes all of the Company’s outstanding preferred stock is either converted into shares of its voting common stock or exchanged for shares of its non-voting common stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock including: (i) the right to receive

U.S. Securities and Exchange Commission

April 9, 2021

CONFIDENTIAL TREATMENT REQUESTED BY RAIN THERAPEUTICS INC.

dividends prior to any dividends declared or paid on any shares of the Company’s common stock; (ii) liquidation payments in preference to holders of the Company’s common stock; and (iii) veto voting rights with respect to certain actions. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into shares of its common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the share-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement.

If you have any questions or comments with regard to this matter, please do not hesitate to contact me at (415) 393-8373.

Sincerely,

/s/  Ryan A. Murr

Ryan A. Murr

cc:	Avanish Vellanki, Rain Therapeutics Inc.
Branden C. Berns, Gibson, Dunn & Crutcher LLP
Brian Cuneo, Latham & Watkins LLP
Chris Geissinger, Latham & Watkins LLP